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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ameen Hamady

Terence O’Brien

Margaret Schwartz

Joseph McCann

Re:	Abcam plc
Draft Registration Statement on Form F-1

Confidentially submitted on August 28, 2020

CIK No. 0001492074

Ladies and Gentlemen:

On behalf of Abcam plc (the “Company”), we are hereby confidentially submitting a Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 23, 2020 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on August 28, 2020 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on September 14, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

September 16, 2020

Prospectus Summary

Overview, page 1

1.

We note your revisions to page ii and elsewhere in response to our prior comment number 1. To the extent you reference a third-party as the source for a statement, please revise to identify the specific source(s) rather than citing 11 sources collectively as “Industry Sources.” Alternatively, please consider whether to present the disclosure in terms of your own belief.

Response: The Company respectfully acknowledges the Staff’s comment and revised pages ii, 1, 4, 93, 104 and 105 of Submission No. 3.

Our Competitive Strengths, page 5

2.	We note your response to our prior comment number 3 set forth in your response letter. Please revise the prospectus to explain that the metric is strongly correlated to sales.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 99 of Submission No. 3.

3.

We note your response to our prior comment number 4 set forth in your response letter. Please revise the prospectus to include a similar explanation for why you feel appearing first in a web search is a significant and meaningful metric.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 99 of Submission No. 3.

Application of Significant Accounting Policies

Impairment of Our ERP System, page 82

4.

We note your response to our prior comment number 10. Please expand your disclosures further to clarify that all the modules in question have been fully impaired as a result of your impairment assessment consistent with your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 85, 89 and F-17 of Submission No. 3.

Business, page 86

5.

With respect to Figure 13 on page 103, please quantify the comparison shown, provide the year(s) covered and disclose the identity of the referenced competitor. Please remove the comparison if you do not wish to name the competitor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 111 of Submission No. 3.

September 16, 2020

6.

With respect to Figure 15 on page 104, please describe the meaning of “rebased to 100 for OEM in year 0” and explain how the cited illustrative average is different than an average of all of your products. Clarify whether the numbers on the y axis are dollar figures and the meaning of “profit per molecule.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that “rebased to 100 for OEM in year 0” means the average gross profit per molecule (where a molecule is an in-house or OEM antibody product) in a year, rebased to the gross profit that the average OEM product generates in year 0, or the year the product launched. Average gross profit per molecule (for either OEM or in-house products) means the total sales of the molecule, multiplied by the gross margin for that product type, divided by the average number of those molecules on the catalogue in the year. The figures on the y axis are illustrative pound sterling figures as they show a relative scale, rebased to 100, based on the average gross profit of an OEM product in year one. Figure 15, which is relabeled as Figure 14 in Submission No. 3, shows that, on average, in-house products are approximately five times more profitable than OEM products in year one, with this multiple growing to approximately 8.5 times by the sixth year after launch.

This figure is illustrative because it is an average of product cohorts from the fiscal year 2011 to the fiscal year 2015, where the data is available. This figure is also representative of just antibody sales, rather than all product sales, and primary and secondary antibody sales represented over 70% of the Company’s sales in the fiscal year ended June 30, 2020.

To assist with the above explanation, the Company provides the below underlying data for Figure 14, where year 0 indicates the year the molecule was launched.

Average Gross Profit per molecule, £			Average Gross Profit per molecule, rebased to OEM as 100 in Year 0
	OEM*	In-house		OEM	In-house
Year 0	86	465	Year 0	100	538
Year 1	221	1,298	Year 1	256	1,505
Year 2	279	1,738	Year 2	324	2,014
Year 3	315	2,124	Year 3	365	2,462
Year 4	345	2,429	Year 4	399	2,816
Year 5	339	2,702	Year 5	393	3,132
Year 6	351	3,025	Year 6	407	3,506

*	Third-party products

The Company has revised page 112 of Submission No. 3.

Customers, page 105

7.

We note your revisions to page 106 in response to our prior comment number 13. Please further explain how changing the feedback mechanism with the new tNPS survey partner resulted in a 10% change and clarify whether your tNPS score for fiscal year 2020 includes both survey partners’ mechanisms.

September 16, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when the Company appointed a new tNPS survey partner in November 2018, the mechanism of collecting customer feedback changed. As a result, response rates increased, as the Company’s analysis indicates the new partner’s survey is easier for customers to access and use and is less likely to be blocked by customer email spam filters. With this increase in response rates, the Company saw a consistent number of “Promoters,” a decline in the number of “Passives” and a slight increase in the number of “Detractors.” Because the tNPS measure is sensitive, these slight changes in responses impacted the Company’s tNPS score for the fiscal year ended June 30, 2020, when the new mechanism was used for the full fiscal year, compared to the fiscal year ended June 30, 2019, when the new mechanism was only used for part of the fiscal year.

The Company has revised page 114 of Submission No. 3.

Description of American Depositary Shares, page 149

8.

We note your revised disclosure on page 159 regarding the waiver of jury trial provision. Please add risk factor disclosure that highlights material risks to shareholders, including, without limitation, the possibility of less favorable outcomes and the potential to discourage or limit suits by shareholders. Also revise the disclosure on page 159 to clarify whether this provision would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 60 and 61 of Submission No. 3.

9.

We note that your forum selection provision on page 159 identifies the state and federal courts in the city of New York as the exclusive forum for any legal action arising out of the Deposit Agreement, the ADSs or the ADRs involving the Company or the Depositary. Please revise your prospectus to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act and Exchange Act claims, please revise page 159 to state such and include in Risk Factor disclosure that the exclusive forum provision may result in increased costs to bring a claim, may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable and there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comment, the Company has revised page 61 of Submission No. 3. The Company also respectfully advises the Staff that it is still negotiating the deposit agreement with the depositary bank. Therefore, all the disclosure regarding the ADS program and the deposit agreement is subject to the finalized deposit agreement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

September 16, 2020

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Alan Hirzel, Abcam plc

Michael Baldock, Abcam plc

Ian D. Schuman, Latham & Watkins LLP

Robbie McLaren, Latham & Watkins LLP